

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2016

Via E-Mail
Donald Ainscow
Norton Rose Fulbright US LLP
2200 Ross Avenue Suite 3600
Dallas, TX 75201

> **Re: Rofin Sinar Technologies Inc.**
> **DEFA14A filed March 7, 2016**
> **File No. 0-21377**

Dear Mr. Ainscow:

Further to our telephone conversation yesterday with you and your colleague Sheldon Nussbaum, we have the following comments on the filing listed above:

1. As discussed, we believe the boldfaced, capitalized heading in enlarged font at the top of the Rofin Sinar press release dated March 7, 2016 is misleading under Rule 14a-9. The heading states: "BOTH ISS AND GLASS LEWIS REJECT SILVERARROW'S FULL SLATE OF NOMINEES." Additional language in the press release states: "Two leading independent proxy advisory firms, ISS and Glass Lewis, have now rejected SilverArrow's full slate of nominees." While you acknowledge later in the press release that both proxy advisory firms recommend a vote for SilverArrow nominee Gebhard Rainer, we believe that the totally of information presented is problematic under Rule 14a-9, given that ISS and Glass Lewis are both recommending that shareholder vote the green dissident card for nominee Rainer. Please promptly advise how you intend to address.

2. In the same press release, under the heading "Response to Stockholder Inquiries about Split Voting," you state that shareholders wishing to vote for two Company nominees and Mr. Rainer should "contact their custodian bank(s) who can provide instructions for voting in this manner." In your response letter, explain what you mean. Are you referring to the ability of shareholders to obtain a legal proxy from the nominees in whose names their shares are held to attend the shareholders meeting and split their vote through in person voting? We may have further comments.

3. The next sentence in the same press release states that shareholders who would like to split their vote as referenced in the comment above may also contact your proxy solicitor, Georgeson, for assistance in voting in this manner. Please describe what means the Company and Georgeson will employ to enable split voting, and how those methods comply with the proxy rules. In our call yesterday, you referenced a "master ballot" that would list the names of both sides' nominees and that would be provided to institutions

that have expressed interest in splitting their vote before the meeting. Please analyze how this would be consistent with Rule 14a-4(d)(1).

Please do not hesitate to contact me at (202) 551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions